CIM Commercial Trust Corporation

17950 PRESTON RD

SUITE 600

DALLAS, TX 75252

September 12, 2016

Via Edgar

U.S. Securities and Exchange Commission,

100 F Street, NE,

Washington, D.C. 20549.

Re:                             CIM Commercial Trust Corporation
Form 10-K for the fiscal year ended December 31, 2015
Filed March 15, 2016
File No. 001-13610

Ladies and Gentlemen:

CIM Commercial Trust Corporation (the “Company”) is providing the following responses to your comment letter dated August 26, 2016 (the “Comment Letter”), regarding the above-referenced Annual Report on Form 10-K (the “10-K”), filed on March 15, 2016. To assist your review, we have retyped the text of the Staff’s comments in bold below. The headings and pages below correspond to the headings and pages in the 10-K or the Company’s quarterly report on Form 10-Q for the interim period ended June 30, 2016.

Form 10-K for the fiscal year ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cash Flow Analysis, page 61

We note that for all fiscal years provided, payment of dividends/ distributions exceeded cash flows provided from operating activities. Please tell us and disclose in future periodic filings, the sources of dividends paid in excess of cash flows from operations.

Response:

For the period presented post-merger, which includes the fiscal years ended December 31, 2015 and 2014, dividends and distributions were sourced from net cash provided by operating activities and from principal collected on loans, net of loans funded, derived from our lending division and included in cash provided by investing activities.  In 2015, dividends of $85,389,000 were sourced from net cash provided by operating activities of $77,035,000 and principal collected on loans, net of loans funded, of $10,102,000.  In 2014, dividends and distributions of $85,048,000 were sourced from net cash provided by operating activities of $66,806,000 and principal collected on loans, net of loans funded, of $26,360,000.

For the year ended December 31, 2013, distributions of $104,035,000 were sourced from net cash provided by operating activities of $61,827,000 and cash on hand at the beginning of the period of $31,514,000, with the balance sourced from proceeds under our credit facilities.  As noted in footnote (2) to the Selected Financial Data under Item 6 in our Form 10-K for the year ended December 31, 2015, distributions in the year ended December 31, 2013 include five distributions, versus four dividends annually in the subsequent years.  This increase in 2013 was the result of a non-recurring change to move our regular distribution date from the beginning of the quarter to the end of the quarter, which occurred in December 2013, resulting in five distributions and a higher than normal distribution level for the fiscal year ended December 31, 2013.

We confirm that the Company will disclose the sources of dividends paid in excess of cash flows from operations in future periodic filings.

Form 10-Q for the interim period ended June 30, 2016

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Funds from Operations (“FFO”), page 41

You disclose the non-GAAP measure funds from operations with greater prominence than financial information prepared in conformity with U.S. GAAP, which is inconsistent with Question 102.10 from the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing  your future periodic filings.

Response:

We confirm that the Company will review such guidance when preparing its future periodic filings.

The undersigned, on behalf of the Company, hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the above adequately responds to the comments in your letter. Please do not hesitate to call me at (323) 860-7413 with any questions or further comments you may have or if you wish to discuss the above responses.

Sincerely,

/s/ [David Thompson]
[David Thompson]

cc:	Patrick S. Brown
(Sullivan & Cromwell LLP)

Mark Rakip
Kristi Marrone
Bryan Hough
Coy Garrison
(Securities and Exchange Commission)